Mail Stop 3561

May 6, 2010

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

      Re: **Websafety, Inc.**
            Form 10-K for the year ended December 31, 2009
            Filed April 14, 2009
            File No. 333-140378

Dear Mr. Day:

We have received your letter dated April 28, 2010, in response to our letter dated April 19, 2010, and your most recent Form 10-K for the year ended December 31, 2009, and have the following additional comments. Unless otherwise indicated, please revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 10

1. Generally, liquidity should be discussed on both a long-term and short-term basis. Refer to Item 303 of Regulation S-K. In light of your negative operating cash flows, negative working capital, substantial losses and going concern uncertainty, please revise future filings to discuss the sufficiency of the Company's resources to satisfy its ongoing cash requirements for the next twelve months and on a long-term basis. In addition, discuss the consequences to your business in the event you are unable to raise additional capital, similar to your disclosure in the Risk Factor titled "We need additional financing".

Balance Sheet, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies

Websafety Technology, page F-8

2. We note your response to previous comment number one, and the disclosures included in Note 1 in connection with the Websafety Technology asset. However, we do not believe that your response or your disclosures in your 2009 financial statements adequately address the concerns that were raised in our prior comment. In this regard, as requested in our prior comment, please tell us the significant assumptions that were used in preparing your most recent impairment analysis with respect to the Websafety Technology asset. Although your response provided a general description of the methods and assumptions used, we do not believe that it adequately explained the significant assumptions used in preparing this analysis. As part of your response, please provide us with the following assumptions that were used in preparing your impairment analysis:

   - The projected number of subscribers provided by your sales force for each future period and your basis for converting this information into expected revenue levels for these periods.
   - Projected gross margin levels and project cost increases assumed in your impairment analysis along with an explanation of the basis or rationale for these assumptions.
   - Actual results through March 31, 2010 as compared to the projections assumed in your impairment analysis.
   - Your basis or rationale for your conclusion that this asset has a three-year estimated life.

   We may have further comment after reviewing your response. Assuming a satisfactory response, your disclosure in future filings should also be significantly expanded to describe this information in detail and to include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

                            Sincerely,

                            Linda Cvrkel
                            Branch Chief

Via Fax: Robert Saluzzo, CFO
       (949) 642-1274